

UNITED STA[TES]
SECURITIES AND EXCHAN[GE]
Washington, DC



11019267

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2011
WASH. D.C.
200
PROCESSING SECTION

SEC FILE NUMBER
8 – 42836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/10**   AND ENDING   **12/31/10**
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4TH FLOOR
(No. And Street)

GREENWICH,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE   (203) 629-2181
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
(Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____RANDALL E. PIKE_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____BCP SECURITIES, LLC_____ , as of

_____DECEMBER 31, 2010_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT & CEO_____
Title

_____ January 20, 2011
Philip H. Bartels
Notary Public
My Commission Expires: 11/30/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO *&* ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
  BCP Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of BCP Securities, LLC & Subsidiaries as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 22, 2011

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

A S S E T S

Cash and cash equivalents		$ 6,725,682
Due from brokers		1,829,710
Securities owned, at fair value		3,668,508
Furniture, equipment and leasehold improvements	$ 1,004,013	
Less: accumulated depreciation and amortization	(639,848)	364,165
Security deposit and other assets		971,469
TOTAL ASSETS		$ 13,559,534

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses and other liabilities	$ 2,002,691
Securities sold, not yet purchased, at fair value	1,249,320
TOTAL LIABILITIES	3,252,011
Members' capital	10,307,523
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 13,559,534

The accompanying notes are an integral part of this consolidated financial statement.

BCP SECURITIES, LLC & SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing brokers pursuant to the clearance agreements. At December 31, 2010, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from these clearing brokers.

The Company has two wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. (Spain) and BCP Securities Asia Pte Ltd. (Singapore), (the "Subsidiaries"). The Subsidiaries operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). The consolidated financial statements include the accounts of both the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Securities owned or sold, but not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

The significant elimination entries between the Company and the consolidated subsidiaries dealt with:

- Corresponding investments in consolidated subsidiaries and shareholder's capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated subsidiaries have on their respective books and records.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 ("ASC 820"), Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 - Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 - Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques - Equity securities: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation techniques - US Government obligations: The Company values US Government obligations owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

Valuation techniques - Other Sovereign Government obligations: The fair value of other sovereign government obligations is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the obligations in terms of issuer, maturity and seniority. These obligations are generally categorized in Level 1 or 2 of the fair value hierarchy.

Valuation techniques - Corporate Bonds: The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy and, in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Valuation techniques – Foreign Municipality Bonds: The fair value of foreign municipality bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Valuation techniques - Private Equity Funds: Investments in private equity funds is an investment the Company made in an affiliated private equity fund. The Company values these instruments at the net asset value as reported by the underlying funds in accordance with their respective agreements. The assets of the investments in portfolio funds consists principally of readily marketable securities, which are valued at quoted market prices. However, because the Company does not directly invest in the underlying securities of the investment funds, and due to restrictions of the transferability and timing of the withdrawals from portfolio funds, the amounts realized upon liquidation could differ from such reported values. Because the inputs from the private equity funds are largely unobservable, these investments are included in Level 3 of the fair value hierarchy.

NOTE 3.   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2010. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 103,721	$ -	$ -	$ 103,721
US Treasury bills	2,934,875	-	-	2,934,875
Sovereign government bonds	473,074	-	-	473,074
Corporate bonds	-	2,508,860	-	2,508,860
Foreign municipality bonds	-	263,116	-	263,116
Investment in affiliated private equity fund	-	-	188,521	188,521
Total	$ 3,511,670	$ 2,771,976	$188,521	$6,472,167
% of Total	54.26%	42.83%	2.91%	100%

Liabilities	Level 1	Level 2	Level 3	Total
Sovereign government bonds	$(441,230)	$ -	$ -	$ (441,230)
Corporate Bonds	-	(317,650)	-	(317,650)
Foreign municipality bonds	-	(490,440)	-	(490,440)
Total	$(441,230)	$(808,090)	$ -	$(1,249,320)
% of Total	35.32%	64.68%	0%	100%

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

Balance as of December 31, 2009	$ 169,560
Unrealized gain (loss)	18,961
Balance as of December 31, 2010	$ 188,521

NOTE 4.   INCOME TAXES

No provision for federal and state taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Subsidiaries do incur foreign taxes within the jurisdictions that they have operations and are reflected in the consolidated financial statements.

NOTE 5.   PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2010 in the amount of approximately $633,137.

NOTE 6.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2010, the Company had net capital of $3,644,251 and excess net capital of $3,542,015.

NOTE 7.   TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 8.   COMMITMENTS

The Company extended their lease on its Greenwich, Connecticut office from June 1, 2010 to May 31, 2015. The Company also has a lease on an office in Miami, Florida that was extended in December 2009 for another three years. Future minimum lease payments are as follows:

Year ending December 31,	CT Amount	FL Amount	Total Amount
2011	$ 387,816	$ 45,576	$ 433,392
2012	387,816	42,920	430,736
2013	387,816	-	387,816
2014	387,816	-	387,816
Thereafter	161,590	-	161,590
	$ 1,712,854	$ 88,496	$ 1,801,350

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 22, 2011, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

BCP SECURITIES, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2010